

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

Via E-mail
Gregory J. Dawson
Chief Financial Officer
Kentucky Bancshares, Inc.
P.O. Box 157
Paris, Kentucky 40362-0157

Re: Kentucky Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
File No. 33-96358

Dear Mr. Dawson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

1.   In future filings, please describe the principal economic features and condition of your market area. As warranted, consider including figures for change in average income, unemployment, home sales and prices, and the like.

Risk Factors, page 8

2. We note that you are not in compliance with a debt covenant related to a $2.1 million note payable, discussed in Note 9. In future filings, please include a related risk factor of the impact on future results of operations or financial condition if future waivers are not obtained or tell us why you believe this is not warranted.

Income Taxes, page 25

3. Considering the significant impact on your income tax expense from tax exempt investment securities and loans, please revise future filings to provide additional information regarding these assets. For example, discuss your strategy related to investing in tax exempt assets, disclose the amount by investment or loan classification and the contractual maturity.

Asset Quality, page 30

4. You disclose total nonaccrual loans of $12,479,000 and $12,038,000 and total impaired loans of $19,800,000 and $33,500,000 at December 31, 2010 and 2009, respectively. Please tell us in detail and revise future filings to reconcile and to clearly explain the relationship between loans classified as nonaccrual or impaired. Specifically discuss why certain loans are considered impaired but not placed on nonaccrual status.

Note 1 – Summary of Significant Accounting Policies

Loans, page 49

5. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

    a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

    b. Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

    c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

    d. Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charged-offs and quantify the amount of the partial charge-off's recorded; and

    e. Clearly describe how partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends.

6. Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

7. Based on your disclosure in Note 4, it appears that your agricultural loan portfolio is a separate portfolio segment; however, it is not identified as one on page 50 where you disclose your portfolio segments. Please revise future filings to clarify if the agricultural loan portfolio is considered a separate portfolio segment. If it is not, please tell us why.

Allowance for Loan Losses, page 49

8. You disclose that your allowance for loan losses is based on historical loss experience adjusted for current factors and that your actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. Please revise future filings to:

    a. Present additional granularity regarding any adjustments made to historical losses;

    b. Discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

    c. Discuss the amount of the allowance for loan losses that is attributable to these other economic factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Note 4 – Loans, page 57

9. Please revise future filings to disclose how you classify non-consumer loans with an outstanding balance less than $200,000 as to credit risk for your credit quality indicator table on page 60.

10. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider

providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 9 – Repurchase Agreements and Other Borrowings, page 63

11. We note you were not in compliance with a debt covenant related to a promissory note payable of $2,100,000 at December 31, 2010. Please revise future filings to provide additional information related to this situation. For example, disclose for how long the debt covenant waiver lasts, explain what actions the lending institution can take, your possible responses and the potential impact on cash flows, liquidity and financial results. If there are cross-default provisions associated with this debt, please describe those also.

Proxy Statement

Performance-Based Incentive Compensation, page 21

12. For future filings, please quantify the goals set for each named executive officer, whether or not performance-based compensation was paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at (202) 551-3437 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551- 3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney Advisor